

July 20, 2010

William Restrepo
Chief Financial Officer
Smith International, Inc.
1310 Rankin Road
Houston, Texas 77073

      Re: **Smith International, Inc.**
               Form 10-K for the Fiscal Year Ended December 31, 2009
               Filed March 1, 2010
               File No. 1-08514

Dear Mr. Restrepo:

      We have completed our review of your filings and do not have any further comments at this time.

                        Sincerely,

                        H. Roger Schwall
                        Assistant Director